Exhibit 99.9


January 31, 1995



Mr. Hugh Horne
Public Storage, Inc.
600 N. Brand Boulevard, Suite 300
P.O. Box 25050
Glendale, CA  91203-5050

Re:             5555-192
Subject:        Asbestos Survey, 3636 Beverly Boulevard, Los Angeles, California
                Public Storage Project No. 00733

Dear Hugh:

ENSR Consulting and Engineering is pleased to present this letter describing the current status of our Phase I type non-demolition asbestos survey (ENSR Proposal dated January 26, 1995) and recommendations regarding the asbestos containing materials present at the above-referenced property. It should be noted that the cost estimates provided below are based on our current knowledge of the site and are provided for your planning purposes.

On Friday, January 27, 1995, an asbestos survey was performed at the Public Storage facility located at 3636 Beverly Boulevard, Los Angeles, California. The findings of the asbestos survey are documented in a draft letter report prepared by Forensic Analytical Specialties, Inc. dated January 30, 1995. The asbestos survey of the "public" areas revealed the presence of asbestos-containing vinyl floor tile, mastic, piping insulation, and vibration flex joint. The asbestos-containing materials were present in the public areas throughout the facility. The condition of the materials varied with the majority of materials being slightly damaged to damaged.

Based upon the results of the asbestos survey, measures should be taken to prevent exposure to building occupants to airborne asbestos. Removal of asbestos-containing materials in the public areas would reduce the potential exposure of occupants to airborne asbestos. Based upon a cost estimate provided by an asbestos-abatement contractor that inspected the subject site, removal of asbestos-containing floor tile, piping insulation and vibration flex joint material in the public areas of the facility is estimated to cost between $100,000 and $115,000. This cost estimate assumes limited contractor oversight will be required. This cost is based upon the removal of the vinyl floor tile and associated mastic and assumes that new floor covering will not be placed on the concrete floor and wood floors beneath the tile. This cost estimate does not include removal of asbestos-containing materials in the tenant spaces.
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January 31, 1995
Mr. Hugh Horne
Page 1

ENSR recommends that as tenant spaces become available, potential asbestos-containing materials in each space be addressed. The asbestos survey results suggest that there is approximately 64,000 square feet of asbestos containing floor tile within the private storage units. It is likely that the floor tile in the storage units is in better condition than the tile in the public areas due to the reduced traffic in the private units. If the floor tile in the storage units is in good condition and non-friable, the material does not present a hazard. Assuming that 50 percent of the units have floor tile that is in good condition and is non-friable, an additional 32,000 square feet of floor tile within the units may require abatement in the future. Abatement options for these units include removal or encapsulation by covering the damaged tile with
new   non-asbestos-containing   flooring.  In  addition,  there  may  be  piping
insulation present in the storage units that was not identified during the asbestos survey. Given the relatively limited amount of piping insulation throughout the public areas (1,000 linear feet of which about half was in the basement), piping insulation is not expected to be encountered in a significant quantity of the storage units. The total anticipated expenditure is based on the presumed site conditions as described above. It must be recognized that access to individual storage units was not obtained and actual site conditions may differ from presumed conditions.

ENSR Consulting and Engineering is pleased to be of service to you. If you have any questions, please call me at (805) 388-3775.

Sincerely,



Diane Henry
Environmental Analyst
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